Exhibit 99.52

Media Release

FOR IMMEDIATE DISTRIBUTION

Immunovaccine to Present at Upcoming Investor Conferences

Halifax, Nova Scotia; September 29, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced Chief Executive Officer Frederic Ors is scheduled to present an overview of the Company’s recent progress and future strategy at two upcoming investor conferences.

Presentation details for the 2017 BIO Investor Forum include:

Date: Tuesday, October 17

Time: 11:30 a.m. PT

Location: The Westin St. Francis in San Francisco, CA

Room: Elizabethan C presentation room

Presentation details for the 2017 Investival Showcase include:

Date: Tuesday, November 14

Time: 2:15 p.m. UTC

Location: The Hilton Waldorf, Aldwych, London

Room: Adelphi 1

To arrange a meeting with management at these conferences, please contact Anna Fryday at AFryday@imvaccine.com.

The presentations will be available on Immunovaccine’s website at www.imvaccine.com following the meeting.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies and other vaccine candidates based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an inn ovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zi ka virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com